Exhibit 99.52

SEDAR+ CONSENT OF QUALIFIED PERSON

I, Deepak Malhotra, P.Eng., employed with Forte Dynamics, Inc., do hereby consent to the public filing of the NI 43-101 Technical Report prepared for Titan Mining Corporation titled “Empire State Mines 2024 NI 43-101 Technical Report Update, New York, USA” (the "Technical Report"), with a signing date of January 15, 2025, and an effective date of December 3, 2024, by Titan Mining Corporation.

I also consent to the use of extracts from, or a summary of, the Technical Report contained in the news release of Titan Mining Corporation dated January 7, 2025 (the “News Release”).

I confirm that I have read the written disclosure in the News Release and that it fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Signed this 15th day of January 2025.

Signed and Sealed
Signature of Qualified Person

Deepak Malhotra
Name of Qualified Person